                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Cadus Pharmaceutical Corporation

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                                (Name of Issuer)


                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)


                                   127639-10-2
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                                 (CUSIP Number)

                Donald F. Parman, SmithKline Beecham Corporation
                   One Franklin Plaza, Philadelphia, PA  19102
                             Telephone 215-751-7633

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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 15, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 127639-10-2                                     PAGE 2 OF 7 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SmithKline Beecham plc
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                         (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

        WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


        England
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                 330,481
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                                   330,481
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              330,481
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.53%
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b14   TYPE OF REPORTING PERSON*

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
                                  SCHEDULE 13D

CUSIP NO. 127639-10-2                                     PAGE 3 OF 7 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SmithKline Beecham Corporation
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                         (b) / /
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


        Pennsylvania
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                 330,481
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                                   330,481
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              330,481
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.53%
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b14   TYPE OF REPORTING PERSON*

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 7 Pages

Item 1.  Security and Issuer.

                Common Stock, $.01 Par Value

                Cadus Pharmaceutical Corporation
                777 Old Saw Mill River Road
                Tarrytown, NY  10591-6705

Item 2.  Identity and Background.

                  (a) SmithKline Beecham plc ("SBplc"), a company organized under the laws of England, discovers, develops, manufactures and markets pharmaceuticals, vaccines, over-the-counter medicines and health-related products, and provides healthcare services including clinical laboratory testing, disease management, and pharmaceutical benefit management.

                  SmithKline Beecham Corporation ("SBCorp"), a company organized under the laws of Pennsylvania, discovers, develops, manufactures and markets pharmaceuticals, vaccines, over-the-counter medicines and health-related products, and provides healthcare services including clinical laboratory testing, disease management, and pharmaceutical benefit management.

                Collectively, SBplc and SBCorp are sometimes referred to as the "Group".

                (b)  The principal business address for SBplc is:

                                    New Horizons Court
                                    Brentford
                                    Middlesex
                                    England TW8 9EP

                 The principal business address for SBCorp is:

                                    One Franklin Plaza
                                    Philadelphia, Pennsylvania  19102

                  (c) Information concerning the Group is set forth in response to Item 2(a) above.

                  (d) During the last five years, the Group has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (e) During the last five years the Group was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

                (f)  Not applicable.


Item 3.  Source and Amount of Funds or Other Consideration.

                Source of Funds:  Working Capital
                Consideration:    $5,000,000

Item 4.  Purpose of Transaction.

         All of the securities acquired have been purchased for investment purposes. The Group intends to review from time to time the business affairs and financial position of the Issuer. Based on such evaluation and review, as well as general economic and industry conditions existing at the time and the Group's own financial plans, the Group may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional shares through open market purchases, privately negotiated transactions or otherwise. Alternatively, such actions may involve the sale of all or a portion of the shares in the open market, in privately negotiated transactions, through public offering or otherwise.

                                                               Page 5 of 7 Pages



Item 5.  Interest in Securities of the Issuer.

                  (a)  Amount and Percent Beneficially Owned

                        Reporting Person        No. of Shares   Percent
                        SBplc                   330,481          2.53%
                        SBCorp                  330,481          2.53%
                                                                ______

                  (b) The respective members of the Group have sole power to vote and to dispose of all of the shares of Common Stock identified in subparagraph (a) above.

                  (c) Pursuant to the February 25, 1997 Stock Purchase Agreement (as filed with the Issuer's Current Report on Form 8-K dated March 7, 1997, the "Stock Purchase Agreement"), Issuer exercised its option to sell 660,962 shares of Common Stock to the Group for an aggregate price of $5.0 million.

                  Under the Stock Purchase Agreement if certain scientific objectives are met, Issuer has a further option to sell to the Group additional Common stock valued at $5.0 million at the-then-market price per share. That agreement also provides that the Group may elect to purchase additional Common Stock in connection with certain milestone payments pursuant to a research collaboration and license agreement between the Issuer and the Group. Issuer also granted certain registration rights with respect to shares of Common stock which the Group may purchase pursuant to the Stock Purchase Agreement.

                  (d)  Not applicable

                  (e)  Not applicable

Item 6.              Contracts, Arrangements, Understandings or
                     Relationship with respect to Securities of the Issuer.

                       See Item 5(c) above.

Item 7.              Materials to be Filed as Exhibits.

                     Exhibit 1. Joint Filing Agreement dated as of May 19, 1998.
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                                                               Page 6 of 7 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED:  May 19, 1998

                                                SMITHKLINE BEECHAM CORPORATION



                                                By:  /s/Donald F. Parman
                                                    --------------------------
                                                        Donald F. Parman
                                                        Secretary

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                                                               Page 7 of 7 Pages

                                              EXHIBIT 1

                  The undersigned hereby agree, pursuant to Rule 13d-1(f) (1) under Section 13(d) of the Securities Exchange Act of 1934, as amended, that (1) they shall cause a single Schedule 13D to be filed on behalf of both parties in respect of their ownership interests in the Common Stock of Cadus Pharmaceutical Corporation and (2) SmithKline Beecham Corporation shall be authorized to sign said Schedule 13D and any amendments thereto on behalf of both members of the Group.

                                             SMITHKLINE BEECHAM PLC


                                             By:  /s/ Alison Dillon
                                                  -----------------------
                                                  Alison Dillon
                                                  Deputy Secretary



                                             SMITHKLINE BEECHAM CORPORATION


                                             By:  /s/ Donald F. Parman
                                                  -----------------------
                                                  Donald F. Parman
                                                  Secretary



Dated: May 19, 1998